UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 1-7553

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Investment Savings Plan for Employees of Fort Wayne Newspapers, Inc.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Knight-Ridder, Inc.

50 W. San Fernando Street, Suite 1500

San Jose, Ca 95113

REQUIRED INFORMATION

1.	Not applicable

2.	Not applicable

3.	Not applicable

The Investment Savings Plan for Employees of Fort Wayne Newspapers, Inc. (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23	Consent of Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Investment Savings Plan for Employees of Fort Wayne Newspapers, Inc. (Name of Plan)

Date: June 28, 2005	By:	/s/ Gregory A. Johnson
Gregory A. Johnson Administrative Committee Member

FINANCIAL STATEMENTS

Investment Savings Plan for Employees of Fort Wayne Newspapers, Inc.

December 31, 2004 and 2003, and for the Year Ended December 31, 2004

With Report of Independent Registered Public Accounting Firm

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Financial Statements

December 31, 2004 and 2003, and

for the Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

    Investment Savings Plan for Employees of Fort Wayne Newspapers, Inc.

We have audited the accompanying statements of net assets available for benefits of the Investment Savings Plan for Employees of Fort Wayne Newspapers, Inc. as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U. S. generally accepted accounting principles.

June 3, 2005

San Jose, California

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value	$—	$14,812,309

Receivables:
Employer contributions	—	10,334
Participant contributions	—	27,163

Total receivables	—	37,497

Net assets available for benefits (see Note 1)	$—	$14,849,806

See accompanying notes.

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Net appreciation in fair value of investments	$958,777
Interest and dividend income	408,485

Contributions:
Employer	257,130
Participants	782,030

Total contributions	1,039,160

Total additions	2,406,422

Deductions
Benefits paid to participants	1,102,701
Transfer to the Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries	16,153,527

Total deductions	17,256,228

Net decrease	14,849,806

Net assets available for benefits:
Beginning of year	14,849,806

End of year	$—

See accompanying notes.

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Investment Savings Plan for Employees of Fort Wayne Newspapers, Inc. (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all nonunion employees of Fort Wayne Newspapers, Inc. (the Company) who have completed one year of service, as defined in the plan document, and have worked at least 1,000 hours during the plan year. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (the Code) and includes a qualified cash or deferred arrangement, as defined in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company is a member of the Knight-Ridder, Inc. (KRI) consolidated group.

On December 31, 2004, the Plan was merged into the Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries (the Knight-Ridder Plan). All active participants in the Plan automatically became participants of the Knight-Ridder Plan on the merger date. Total assets of $16,153,527 were transferred to the Knight-Ridder Plan. Participants should refer to the plan document for more complete information.

Contributions

Participants in the Plan may elect to annually contribute, on a pretax basis, up to 75% of their eligible compensation, as defined by the Plan. Participants may also contribute an additional 20% of their compensation on an after-tax basis, as defined by the Plan. Amounts representing distributions from other qualified defined contribution or defined benefit plans may be contributed by participants. The Company makes matching contributions of 50% of the first 6% of compensation that a participant contributes to the Plan per pay period.

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Participants are allowed to direct their contributions into any of the Plan’s investment options, including the KRI Common Stock Fund. The matching contributions made by the Company may be invested by the participant in the same funds designated for participant contributions, as well as the KRI Common Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contributions and allocations of: (i) Company matching contributions and (ii) Plan earnings and losses. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in Company matching contributions is based on years of service. Participants are 25% vested after two years of service and vest an additional 25% each year thereafter. A participant is 100% vested after five years of service.

Participants forfeit nonvested Company contributions and earnings upon termination of employment. All amounts forfeited are used to first restore participant account balances for rehired former participants, if any, and then to reduce Company matching contributions.

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts an amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the participant’s account and bear interest at a rate commensurate with local prevailing lending rates. Loan terms may not exceed five years unless the loan is used to purchase the participant’s primary residence, in which case repayment must be made within fifteen years. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, participants may elect to receive either a lump-sum amount or installment payments equal to the value of the vested interest in their account in accordance with Internal Revenue Service (IRS) regulations. For termination of service due to other reasons, participants may receive the value of the vested interest in their account as a lump-sum distribution. Hardship distributions are permitted if certain criteria are met. Participants can also obtain a distribution after age 59 1/2 or from their after-tax contributions and earnings.

Administrative Expenses

Fees and expenses of the Plan for legal, accounting, and other administrative services may be paid directly by the Company, or at the Company’s discretion, may be paid in whole or in part from plan assets. During 2004, substantially all expenses were paid by the Company on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan document to discontinue its matching contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. The fair value of investments in mutual funds is based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The value of KRI common stock is based on the New York Stock Exchange quoted closing value on the last business day of the plan year. The fair value of the investment in the common/collective trust fund is based on the quoted redemption value on the last business day of the plan year. The money market account is valued on the basis of historical cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Notes to Financial Statements (continued)

3. Investments

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Mutual funds	$1,066,059
Common stock	(107,282)

$958,777

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003
Knight-Ridder, Inc. common stock	$—	$831,331
Vanguard 500 Index Fund	—	2,485,431
Vanguard Explorer Fund	—	766,394
Vanguard Long-Term Corporate Fund Investor Shares	—	872,590
Vanguard Prime Money Market Fund	—	1,297,206
Vanguard Retirement Savings Trust	—	1,018,349
Vanguard Wellington Fund Investor Shares	—	1,264,753
Vanguard Windsor Fund	—	4,221,246

Investment Savings Plan for Employees

of Fort Wayne Newspapers, Inc.

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the IRS dated April 1, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although certain provisions adopted in the recent plan restatement specific to compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001 are not covered by the current determination letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

5. Related Party and Party-in-Interest Transactions

Approximately 6% of the Plan’s investments were in shares of KRI common stock at December 31, 2003. As the Company is a member of the KRI consolidated group, investments in KRI common stock constitute party-in-interest transactions. Purchases and sales of KRI common stock for the year ended December 31, 2004, totaled $126,101 and $850,150, respectively.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could potentially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.